 Exhibit 2.2

21 November 2023

Aurelia UK Feederco Limited

EBAY INC.

eBay International Holding GmbH

eBay International Management B.V.

BCP Aurelia Luxco S.à r.l.

Aurelia Netherlands Topco B.V.

AURELIA BIDCO NORWAY AS

AURELIA BIDCO 1 NORWAY AS

TRANSACTION COMPLETION
AGREEMENT

relating to Project Aurelia

-i-

THIS AGREEMENT is dated 21 November 2023

PARTIES:

(1)	AURELIA UK FEEDERCO LIMITED incorporated under the laws of England and Wales (registered number 15245581), whose registered office is at 10th floor, 30 St Mary Axe, London, EC3A 8BF, United Kingdom (Equity Investor);
(2)	eBay Inc. incorporated under the laws of Delaware (I.R.S. Employer Identification No. 77-0430924), whose principal executive office is at 2025 Hamilton Avenue, San Jose, California 95215, United States (Erik);
(3)	EBAY INTERNATIONAL HOLDING GMBH, an indirectly wholly-owned subsidiary of Erik, incorporated under the laws of Switzerland (registered number CHE-262.723.657), whose registered office is at Helvetiastrasse 15-17, 3005 Bern, Switzerland (Erik GmbH);
(4)	eBay International Management B.V., an indirectly wholly-owned subsidiary of Erik, incorporated under the laws of the Netherlands (registered number 71993312), whose registered office is at Stadhouderskade 85, 1054 ES Amsterdam, the Netherlands (Erik BV);
(5)	BCP AURELIA LUXCO S.À R.L. incorporated under the laws of the Grand Duchy of Luxembourg (registered number B281366), whose registered office is at 2-4, rue Eugene Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg (Bjoern);
(6)	AURELIA NETHERLANDS TOPCO B.V. incorporated under the laws of the Netherlands (registered number 91818427), whose registered office is at Amstelveenseweg 760, 1081JK Amsterdam, the Netherlands (the Company);
(7)	AURELIA BIDCO NORWAY AS incorporated under the laws of Norway (registered number 932 213 346), office is at c/o Wikborg Rein Advokatfirma AS, Dronning Mauds gate 11, 0250 Oslo, Norway (pending registration in the Norwegian Registry of Business Enterprises) (BidCo); and
(8)	AURELIA BIDCO 1 NORWAY AS incorporated under the laws of Norway (registered number 932 213 311), registered office is at c/o Wikborg Rein Advokatfirma AS, Dronning Mauds gate 11, 0250 Oslo, Norway (pending registration in the Norwegian Registry of Business Enterprises) (BidCo 1).

Words and expressions used in this agreement (the Agreement) shall be interpreted in accordance with Annex C (Definitions).

WHEREAS:

(A)	The Company is wholly owned by the Equity Investor which in turn is wholly owned by Bjoern.
(B)	The Company directly or indirectly owns all shares in Aurelia Netherlands Midco 2 B.V. (MidCo 2), BidCo and BidCo 1 as well as certain intermediate holding companies as further set out in the structure chart included as Schedule 1 (Holding Structure) (the Company, BidCo 1 and all intermediate holding companies which include MidCo 2 and BidCo together, the BidCo Group).

(C)	BidCo Group has decided to launch a recommended voluntary public takeover offer for all issued and outstanding class A shares (voting shares) in the Target through BidCo Group (the Offer) on the terms of the Bid Conduct Agreements. The Target is listed on the Oslo Stock Exchange (Oslo Børs) (OSE).
(D)	Bjoern, Erik, Erik GmbH, Erik BV, the Equity Investor, the Company, BidCo and BidCo 1 have concurrently with this Agreement entered into a bid conduct agreement setting out each such party’s individual rights and obligations in relation to the Offer and the Offer Process vis-à-vis the Equity Investor and BidCo Group (the Erik Bid Conduct Agreement).
(E)	Erik, indirectly through Erik GmbH and Erik BV, holds 344,975,115 class A shares (the Erik Class A Target Shares) and 59,256,068 class B shares (the Erik Class B Target Shares, and together with the Erik Class A Shares, the Erik Target Shares) in the Target, together equal to approximately 33.0% of all outstanding Target shares.
(F)	Subject to the Offer becoming Unconditional and subject to the terms and conditions of this Agreement and the Erik Bid Conduct Agreement, Erik GmbH and Erik BV intend to transfer, or to cause their applicable respective subsidiaries to transfer, the Erik Target Shares to the BidCo Group in a manner and against such consideration as set out in this Agreement.
(G)	Equity Investor, Erik, Erik GmbH and Erik BV are entering into this Agreement in order to set out the terms governing the aforementioned transfers of the Erik Target Shares and certain other actions connected to the Offer which will only become relevant when the Offer has become Unconditional.
(H)	At Completion, Equity Investor, Erik GmbH and Sven will be the sole shareholders of the Company and the Sponsors will be the sole shareholders of Equity Investor. The Sponsors are contemplated to be the shareholders of Equity Investor in the relative proportions set out in Schedule 4 (Sample cap table calculation). The Equity Investor, Sven and Erik are contemplated to be the shareholders of the Company in the relative proportions set out in Schedule 4 (Sample cap table calculation).

IT IS AGREED:

1.	Commencement and duration

All Clauses and Schedules of this Agreement shall take effect from the later of (i) the date on which the Offer becomes Unconditional and (ii) the end of the Offer Period (as defined in the Transaction Agreement), and shall continue in force and bind the parties to it from time to time until this Agreement is terminated in accordance with Clause 11 (Termination), provided that Clauses 13 through 27 shall take effect from and including the date of this Agreement and shall continue in force and bind the parties to it from time to time until this Agreement is terminated in accordance with Clause 11 (Termination).

2.	Objectives

The parties intend to agree in this Agreement:

(a)	the terms of, and process in relation to, the transfer of the Erik Target Shares to the BidCo Group in the context of the Offer; and
(b)	the terms of, and process in relation to, a potential post-Completion squeeze-out of the minority shareholders in the Target (the Squeeze-Out) and delisting of the Target (the Delisting) and/or a potential mandatory offer to the remaining shareholders in Target in accordance with Section 6-1 of the Norwegian Securities Trading Act (the Mandatory Offer) as well as certain other potential measures to be taken to achieve a Squeeze-Out (or a squeeze out by other means) if required.
3.	Covenants in relation to the Offer
3.1	Each of Erik BV and Erik GmbH shall attend (and shall procure that each of their respective subsidiaries holding Erik Target Shares attends) the shareholders’ meeting of the Target that is contemplated to be held before Equity Completion pursuant to clause 7.5 of the Transaction Agreement and each of them agrees individually and not jointly with BidCo Group, and only with BidCo Group, that each of them shall vote in favour of the agenda points per the Transaction Agreement and the relevant notice to the shareholders’ meeting. The Target board members to be appointed in such shareholders’ meeting shall be agreed with Erik.
3.2	Erik, Erik GmbH and Erik BV agree that all Erik Target Shares will be acquired by the BidCo Group as set out in, and solely on the terms of, this Agreement. In light of this, each of Erik GmbH and Erik BV warrants to BidCo Group, and only to BidCo Group, not to have tendered its (and that their respective subsidiaries have not tendered) Erik Target Shares in the Offer before this Agreement takes effect, and each of them commits individually and not jointly to BidCo Group, and only to BidCo Group, not to tender its (and to procure that none of their respective subsidiaries tender any) Erik Target Shares in the Offer thereafter.
4.	Erik Rollover
4.1	Erik hereby commits to the Company, and only to the Company, to cause Erik GmbH to transfer, and Erik GmbH commits to transfer, at Completion 202,115,591 of the Erik Class A Target Shares (the Erik Rollover Target Shares) to the Company against issuance of new shares in the Company. As consideration for the transfer of the Erik Rollover Target Shares, the Company shall issue to Erik GmbH such number of Ordinary Shares that is equal in value to the Erik Rollover Target Shares valued at NOK 115 per Erik Rollover Target Share at the Signing Exchange Rate (such newly issued shares, the Erik Rollover Shares).
4.2	The Company shall issue the consideration for the Erik Rollover Target Shares on Completion.

4.3	To execute the transactions foreseen by Clauses 4.1 and 4.2, Erik GmbH and the Company shall at Completion enter into rollover documents substantially in the form attached as Schedule 2 (Form of rollover documents).
5.	Erik Cash Sale of Target Shares
5.1	Erik hereby commits to BidCo 1, and only to BidCo 1, to cause Erik BV, Erik GmbH and/or their respective applicable subsidiaries to sell and transfer, and each of Erik BV and Erik GmbH commits to sell and transfer (and/or cause its respective applicable subsidiaries to sell and transfer), at Completion 142,859,524 of the Erik Class A Target Shares and the Erik Class B Target Shares (jointly, the Erik Sale Target Shares) to BidCo 1 against a consideration in the amount of USD 2,163,538,914 (in words: two billion one hundred sixty-three million five hundred thirty-eight thousand nine hundred fourteen US Dollars) (the Erik Cash Purchase Price). The Erik Cash Purchase Price shall be payable by BidCo 1 to Erik in cash at Completion in accordance with Clause 10.
5.2	To execute the transactions foreseen by Clause 5.1, the relevant parties shall at Completion enter into sale and transfer agreements substantially in the form attached as Schedule 3 (Form of sale and transfer documents).
6.	No push down of certain Target shares into BidCo 1

Notwithstanding anything to the contrary in the Erik Bid Conduct Agreement, this Agreement or SHA, the parties agree that the Erik Target Rollover Shares shall in no event be pushed down to BidCo 1 prior to the first anniversary of Completion without the prior consent of Erik. Subject to the preceding sentence, the Equity Investor shall have the right to determine in good faith the Target shares push down process and its timing as further set out in the Erik Bid Conduct Agreement.

7.	Governance of the Company from Completion
7.1	On Completion, Erik, the Equity Investor and the other SHA Parties will, pursuant to the terms of the Bid Conduct Agreements, enter into a separate shareholders’ agreement in relation to the Company regulating their rights and obligations as shareholders in the Company (the SHA).
7.2	Clause 8 includes additional rules for the period post-Completion which relate to the Squeeze Out and the Delisting. To the extent this Agreement includes express rights and obligations relating to the Squeeze Out and the Delisting (and/or any measure taken to facilitate a Squeeze Out and/or a Delisting and/or any measure permitted pursuant to Clause 8) which conflict with any general provision in the SHA, the provisions of this Agreement shall prevail over the SHA.
8.	Delisting, Squeeze Out, Measures in a Sub-90% Completion Scenario
8.1	BidCo Group intends to execute the Squeeze Out and the Delisting as soon as possible after Completion. In order to implement the Squeeze Out and Delisting, it is envisaged that the following steps will be followed:

(a)	BidCo will resolve to conduct the Squeeze-Out, and will arrange a guarantee for the Squeeze-Out settlement from a financial institution permitted to provide such guarantee in Norway;
(b)	BidCo will take over the Target shares held by the remaining minority shareholders in the Target upon the resolution by the Company to conduct the Squeeze-Out;
(c)	the Squeeze-Out consideration will be paid by BidCo;
(d)	the Target’s board will resolve to apply for the Delisting, and corresponding corporate and board amendments to be determined;
(e)	the shareholders of the Target will resolve to apply for the Delisting and certain ancillary measures to be determined such as the conversion of the Target from a public ASA to a private AS and corresponding board amendments; and
(f)	Target will apply for the Delisting to the OSE.
8.2	Should the statutory minimum price payable to minority shareholders of the Target in the context of the Squeeze Out exceed the Offer Price, the Equity Investor shall (with the prior consent of Erik ), if permitted by Law, have the right to delay the implementation of the Squeeze-Out for any period it deems appropriate.
8.3	If as of Completion BidCo Group does not have the aggregate shareholding in the Target which is required to initiate the Squeeze Out and Delisting process because the Acceptance Threshold had been waived in accordance with the Erik Bid Conduct Agreement, BidCo shall procure that a Mandatory Offer is made and completed, provided that any material decisions relating to the Mandatory Offer and the offer process shall require the consent of each of Bjoern and Erik, unless the relevant decision or action has been agreed and/or is otherwise specifically addressed in this Agreement or the Erik Bid Conduct Agreement. If a sufficient level of shareholding in the Target has been reached following such Mandatory Offer, a Squeeze Out and Delisting shall be carried out by following the steps in Clause 8.1, except that the guarantee referred to in Clause 8.1(a) will be replaced by a bank deposit in accordance with section 4-25 (6) of the Norwegian Public Limited Liability Companies Act or section 4-26 (6) of the Norwegian Private Limited Liability Companies Act (as the case may be).
8.4	If the Acceptance Threshold has been waived in accordance with the Erik Bid Conduct Agreement and Completion of the Offer and completion of the Mandatory Offer have resulted in a Sub-90% Completion Scenario, the Equity Investor shall, at any time after prior consent of Erik (which shall not be unreasonably withheld, delayed or conditioned, and provided that such consent shall be deemed given if, at any time, the CFC Cooperation Provisions as defined in Schedule 10 Part B3 to the SHA do not apply (such that, pursuant to Item 5 of Schedule 5 of the SHA, Erik does not have an approval right with respect to a matter in respect of adverse tax impacts), but provided, further, that, for the avoidance of doubt, Erik shall retain its rights with respect to any such action pursuant to item 6 of Schedule 10Part B to the SHA other than any tax impact on Erik or its Affiliates as a result of Erik or its Affiliates being considered a “United States shareholder” (within the meaning of Section 951(b) of the Code) of the Company or any of its subsidiaries), have the right to procure that BidCo Group acquires additional Target shares against cash or in-kind consideration, implements any Sub-90% Mitigation Measure, implements the Debt Push Down Measures and/or takes any alternate measure which facilitates the Squeeze Out (or a squeeze out by different means) and/or a Delisting.

9.	Warranties

Each party gives certain warranties as set out in Annex A (Warranties) and except for such warranties, no party nor any other person acting on behalf of any such party, makes any representation or warranty, express or implied, to any other party.

10.	Payments
10.1	Any payment to be made pursuant to this Agreement to Erik BV, Erik GmbH and any of their respective applicable subsidiaries shall be made to the Erik Account, or to such other account or accounts as may be notified by Erik at least three (3) Business Days prior to a payment being made.
10.2	Payments under Clause 10.1 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
10.3	If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay interest on such sum in accordance with the Norwegian act relating to interest on overdue payment of 1976 (Norwegian: forsinkelsesrenteloven).
11.	Termination
11.1	This Agreement terminates without further notice at the time any of the Bid Conduct Agreements terminates pursuant to its terms, unless Erik and the Equity Investor agree otherwise in writing. None of the parties is entitled to unilaterally terminate this Agreement.
11.2	The termination of this Agreement shall not:
(a)	relieve any party from any liability or obligation for any matter, undertaking or condition which has not been done, observed or performed by that party before termination;
(b)	affect the Surviving Provisions which shall remain in full force and effect and continue to bind the parties; and
(c)	affect the parties’ accrued rights and obligations at the date of the relevant event.
11.3	Subject to Clause 11.2, the parties shall no longer be bound by any provision of this Agreement as from its termination.

12.	Tax matters

The parties agree that it is intended that, for U.S. federal, and applicable state and local, income Tax purposes, (i) the transfer of the Erik Target Rollover Shares by Erik GmbH to the Company in exchange for the Erik Rollover Shares qualifies as a contribution described in Section 721(a) of the Internal Revenue Code of 1986, as amended, (the Code), and (ii) the sale of the Erik Sale Target Shares by Erik BV, Erik GmbH and/or their respective applicable subsidiaries to BidCo 1 for the Erik Cash Purchase Price shall be treated as a taxable sale or exchange described in Section 1001 of the Code, and except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, none of them shall take any position inconsistent with such treatment on any tax return, in any tax proceeding, or otherwise.

13.	Confidentiality
13.1	Each party shall keep confidential and shall not disclose any information:
(a)	which it may have or acquire before, on or after the date of this Agreement in relation to the Transaction; or
(b)	which relates to the contents of, or negotiations leading to, this Agreement or any other Transaction Document

(all such information being Confidential Information).

13.2	Each of the parties shall not:
(a)	copy or reproduce the Confidential Information; or
(b)	use Confidential Information for its own business purposes unrelated to the Transaction.
13.3	The obligations under Clauses 13.1 and 13.2 do not apply to:
(a)	any disclosure of information which is expressly consented to in writing by each of the parties prior to such disclosure being made (or, if the information only relates to one party which is expressly consented to in writing by such party);
(b)	disclosure by a party to any of its Representatives on a “need to know” basis where the recipient, in the reasonable opinion of the disclosing party, requires access to the information for a purpose reasonably incidental to that party’s participation in the Transaction, provided that the relevant party ensures confidential treatment of the disclosed information by such Representative;
(c)	disclosure by a party or any of its Representatives to another party or any of its Representatives;
(d)	disclosure of material information in relation to the Transaction and copies of the Transaction Documents to any of the Sponsors or their Representatives or by any of the Sponsors or their Representatives to any existing or prospective limited partner or investor in its shareholders, including any of the funds invested in it, or to any prospective shareholders, including funds, in the context of fund reorganisations and fund transfers provided that such prospective fund is managed, controlled and/or advised by the same managers, trustees, custodians, nominees and/or general partners as the funds originally invested in the relevant Sponsor, in each case on a confidential basis;

(e)	disclosure of information to the extent required by Law or by any stock exchange or Governmental Authority, or to the extent reasonably required for the purpose of managing the Tax affairs of the relevant party (or any of its Affiliates or its or their direct or indirect shareholders);
(f)	disclosure of information to a lender or other third party fund provider whose primary business is the provision of funding services (or any of their respective external consultants, agents or advisers) of a party or its Affiliates, shareholders and controlling funds, provided that before any such disclosure, the relevant party obtains from such funding provider a confidentiality undertaking on terms no less onerous than the confidential agreement by and between Target and such party (or its affiliates) entered into in connection with the transactions contemplated by this Agreement (each, a Confidentiality Agreement);
(g)	disclosure of information which was or becomes lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of confidentiality prior to it being received or held;
(h)	disclosure required for the purposes of any arbitral or judicial proceedings arising out of this Agreement;
(i)	disclosure of any information which has previously become publicly available other than through that party’s fault (or that of any of its Representatives);
(j)	disclosure required pursuant to the terms of this Agreement; or
(k)	any announcement made in accordance with Clause 14 (Announcements).
13.4	The disclosing party shall be responsible for any breach of this Clause 13 by a Representative or other person to whom it provides Confidential Information (unless if the recipient is a party to this Agreement or a Representative of another party, in which case such other party shall be responsible) as if the disclosing party were the party that had breached this Clause 13 or such confidentiality undertaking.
13.5	For the purposes of this Clause 13, a person shall not be deemed to have disclosed Confidential Information to any third party solely by virtue of the fact that a director, officer or employee of any receiving Representative also serves as a director, officer of a third party.

14.	Announcements

Save as permitted under the Erik Bid Conduct Agreement, no party shall make an announcement in relation to the Transaction or any transactions contemplated by this Agreement.

15.	Notices
15.1	Any notice to be given by one party to another party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, email, registered post or courier using an internationally recognised courier company.
15.2	A notice shall be effective upon receipt and shall be deemed to have been received (irrespective of whether such time falls within working hours):
(a)	at the time of delivery, if delivered by hand, registered post or courier; or
(b)	at the time it is sent, if sent by email, in which case:
(i)	except as provided in (ii) , the time at which an email is sent shall be the time in the London, United Kingdom at the time of sending; and
(ii)	if an email delivery failure notice is received in the sender’s email account immediately after the sender tried to send it, the notice shall be deemed to have been received at the time the sender tried to send it, if the sender also sends the notice to the recipient by hand, registered post or courier within 48 hours of receipt of the email delivery failure notice.
15.3	The addresses and email addresses of the parties for the purpose of Clause 15.1 are set out in Annex B (Party Addresses).
15.4	Each party shall notify the other parties in writing of a change to its details in Annex B (Party Addresses) from time to time, provided that such notice shall only be effective on:
(a)	the date specified in the notice as the date on which the change is to take place; or
(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date which is the fifth Business Day after notice of any change has been given.
15.5	This Clause 15 does not apply to the formal service of any court or arbitration proceedings.
16.	Transaction Costs

Save as provided for in the Erik Bid Conduct Agreement, each party shall bear its own costs in relation to this Agreement and the transactions contemplated herein.

17.	Obligations of Erik
17.1	Erik is the parent entity of Erik GmbH and Erik BV. To the extent any obligation of Erik pursuant to this Agreement requires any action, inaction or other measure by Erik GmbH and/or Erik BV (and/or any of their respective subsidiaries), Erik shall cause Erik GmbH and Erik BV (and any of their respective subsidiaries) to act (or not to act) in such manner that is required for Erik, Erik GmbH and Erik BV to comply with its obligations pursuant to this Agreement.
17.2	Each of Erik GmbH and Erik BV acknowledges that all rights in relation to the Offer and the Transaction sit with Erik in its capacity as parent company and neither of Erik GmbH and Erik BV has any individual rights in relation to the Offer or the Transaction other than to the extent expressly set out in this Agreement.
18.	Whole agreement
18.1	This Agreement (including the documents referenced herein) and the Transaction Documents set out the whole agreement between the parties in respect of BidCo Group, the Group, the Transaction and the parties’ roles in the Transaction superseding any previous draft, agreement, arrangement or understanding between them (including the Term Sheet), whether in writing or not, relating to it. In particular it is agreed that:
(a)	no party has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking, made by or on behalf of any other party (or any of its Representatives) in relation to the subject matter of this Agreement that is not expressly set out in this Agreement or an agreement envisaged to be entered by this Agreement; and
(b)	except for any liability in respect of a breach of this Agreement or any other written agreement between any of the parties, no party (nor any of its Representatives) shall owe any duty of care or have any liability in tort or otherwise to any other party (or its respective Representatives) in relation to the subject matter of this Agreement.
18.2	Nothing in Clause 18.1 shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.
19.	Legal Relationship
19.1	Nothing in this Agreement (or any of the arrangements contemplated by it) is or shall be deemed to constitute a partnership between the parties or any sub-group of parties nor, except as may be expressly set out in it, shall any party be constituted as the agent of any other party for any purpose. The parties acknowledge and agree that no fiduciary relationship or fiduciary duties shall exist between the parties arising out of or in connection with this Agreement.

19.2	Except as expressly set out in this Agreement, no party is the agent, employee or representative of any other party, and no party has the power to incur any obligations on behalf of, or pledge the credit of, any other party.
20.	Assignment

No party may assign, transfer, charge or otherwise deal with any of its rights or obligations under this Agreement nor grant, declare, create or dispose of any right or interest in it, in whole or in part, unless to the extent required in the context of the Acquisition Financing. Any purported assignment in contravention of this Clause  20 shall be void.

21.	Variations
21.1	No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all the parties to it (except that an amendment of this Agreement which does not affect the rights and obligations of the Company, BidCo or BidCo 1 does not require such parties’ consent).
21.2	If this Agreement is varied:
(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;
(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and
(c)	the rights and obligations of the parties under this Agreement shall remain in full force and effect, except as, and only to the extent that, they are so varied.
22.	Invalid terms
22.1	Each of the provisions of this Agreement is severable.
22.2	If and to the extent that any provision of this Agreement:
(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but
(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended,

then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable. All other provisions of this Agreement shall remain in force.

22.3	The parties shall negotiate in good faith to amend or replace any invalid, void or unenforceable provision with a valid, binding and enforceable substitute provision or provisions, so that, after the amendment or replacement, the commercial effect of the Agreement is as close as possible to the effect it would have had if the relevant provision had not been invalid, void or unenforceable.

23.	Enforceability, rights and remedies
23.1	Any waiver of, or election whether or not to enforce, any right or remedy provided under or pursuant to this Agreement or by Law must be in writing, and no waiver or election shall be inferred from a party’s conduct. Any such waiver shall not be, or be deemed to be, a waiver of any subsequent breach or default.
23.2	Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or by Law shall impair such right or remedy or operate or be construed as a waiver or variation of it or be treated as an election not to exercise such right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.
23.3	The rights and remedies of each of the parties under or pursuant to this Agreement are cumulative, may be exercised as often as such party considers appropriate and are in addition to its rights and remedies under Law.
23.4	A person who is not a party to this Agreement shall have no right to enforce any of its terms..
23.5	Unless expressly provided otherwise in this Agreement, the liability of each of the parties under this Agreement shall be several and not joint and several.
24.	Further assurances

Where any obligation in this Agreement is expressed to be undertaken or assumed by any party, that obligation is to be construed as requiring the party concerned to exercise all rights and powers of control over the affairs of any other person which it is able to exercise (whether directly or indirectly) in order to secure performance of the obligation.

25.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

26.	Governing law

This Agreement and any non-contractual obligations arising out of, or in connection with, it shall be governed by, and interpreted in accordance with, Norwegian law.

27.	Dispute Resolution

Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Norwegian Arbitration Act 2004 (Norwegian: lov nr. 25/2004, voldgiftsloven). The place of arbitration shall be Oslo, Norway and the language of the arbitration shall be English. The dispute, the arbitration proceedings, the documentation and testimony exchanged during the arbitration and the arbitral award shall be confidential. The parties may also agree in writing to attempt mediation on a case by case basis.

[schedules and signature pages follow]

Annex A – Warranties

1.	General Warranties
Each party severally, and not jointly (or jointly and severally), warrants to each other party as of the date of this Agreement, as of Equity Completion and as of Completion:
1.1	it is a corporate body duly incorporated and validly existing under the laws of the place of its incorporation;
1.2	it has the legal right and the full corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other agreements to be entered into by it pursuant to this Agreement;
1.3	except for the Regulatory Clearances, it has obtained all authorisations and all other applicable governmental, statutory, regulatory or other consents, clearances, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this Agreement (and the other agreements to be entered into by it pursuant to this Agreement) and for this Agreement and such other agreements to be duly and validly authorised, executed and delivered by it;
1.4	the execution, delivery and performance of this Agreement and the other agreements to be entered into pursuant to this Agreement have been properly authorised by it and does not, and shall not:
(a)	contravene any existing Law applicable to it; or
(b)	breach the terms of its constitutional documents or by-laws;
1.5	this Agreement and the other agreements to be entered into pursuant to this Agreement constitute a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy and the receipt of any share consideration pursuant to this Agreement by the relevant party is in compliance with any applicable securities law;
1.6	there are no actions, claims, proceedings or investigations pending or to the best of its knowledge threatened against it or by it that may have a material adverse effect on its ability to perform its obligations under this Agreement or the other agreements to be entered into pursuant to this Agreement;
1.7	it is not insolvent or bankrupt under the Laws of its jurisdiction of incorporation, or otherwise unable to pay its debts, there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning it and no events have occurred which would justify such proceedings, nor have steps been taken to enforce any security over any of its assets and no event has occurred to give the right to enforce such security where, in either case, any such step or event would affect its ability to enter into or perform its obligations under this Agreement; and

1.8	it has not relied upon any statement, material or other information given or made by or on behalf of a BidCo Group company or another party or another party’s Representatives that is contrary to the information contained in this Agreement.
2.	Erik Warranties

Erik warrants to each of the Company and BidCo 1 as of the date of this Agreement and as of Completion:

2.1	Erik GmbH, Erik BV and/or their applicable respective subsidiaries are the sole legal and beneficial owners of the Erik Target Shares as set forth in Recital (E) and that each of Erik GmbH, Erik BV and/or their applicable respective subsidiaries is entitled to sell and transfer the full legal and beneficial ownership of their Erik Target Shares on the terms set out in this Agreement (in each case except for, as of the date of this Agreement (but not as of Completion), security granted over the Erik Target Shares for the benefit of lenders and other secured parties under Erik’s existing debt);
2.2	the Erik Target Shares are free from any encumbrances, fully paid and there is no liability to pay any additional contributions on the Erik Target Shares; and
2.3	the Erik Target Shares constitute all shares in, and instruments issued by, the Target which it and any of its Affiliates legally or beneficially own.
3.	Company Warranties

The Company warrants to Erik:

3.1	as of the date of this Agreement its share capital constitutes of 1 Ordinary Share with a nominal value of EUR 1.00 and such share is held by the Equity Investor and is fully paid it and no other shares or instruments have been issued; as of Completion the only change in the share capital will have been the issuance of shares to the Equity Investor as consideration for its cash contributions pursuant to the Erik Bid Conduct Agreement (and the other Bid Conduct Agreements) and the issuance of shares to each of Erik GmbH, Sven and Peter I in each case on the terms of this Agreement and no further shares or instruments shall have been issued by it; and
3.2	the Company is not, and upon completion of the transfer of the Erik Rollover Target Shares to the Company, will not be, under a binding commitment to immediately transfer the Erik Rollover Target Shares to BidCo 1.
4.	Equity Investor Warranties

The Equity Investor warrants to each party that:

4.1	at Completion, the Sponsors will be the sole shareholders of the Equity Investor.

Annex B – Party Addresses

1.	Equity Investor	Aurelia UK Feederco Limited Attn: Directors 10th floor, 30 St Mary Axe London, EC3A 8BF United Kingdom Email: assant@blackstone.com, alexander.walsh@blackstone.com
2.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
3.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
4.	Erik	eBay Inc. Attn: General Counsel 2025 Hamilton Avenue San Jose, CA 95215 United States Email: mhuber@ebay.com
5.	with a copy to:	Wachtell, Lipton, Rosen & Katz Attn: Karessa L. Cain 51 West 52nd Street New York, New York 10019 United States Email: KLCain@wlrk.com

6.	Erik GmbH	eBay International Holding GmbH Attn: General Counsel c/o eBay Inc. 2025 Hamilton Avenue San Jose, CA 95215 United States Email: mhuber@ebay.com
7.	with a copy to:	Wachtell, Lipton, Rosen & Katz Attn: Karessa L. Cain 51 West 52nd Street New York, New York 10019 United States Email: KLCain@wlrk.com
8.	Erik BV	eBay International Management B.V. Attn: General Counsel c/o eBay Inc. 2025 Hamilton Avenue San Jose, CA 95215 United States Email: mhuber@ebay.com
9.	with a copy to:	Wachtell, Lipton, Rosen & Katz Attn: Karessa L. Cain 51 West 52nd Street New York, New York 10019 United States Email: KLCain@wlrk.com
10.	Bjoern	BCP Aurelia Luxco S.à r.l. Attn: John Sutherland 2-4, rue Eugene Ruppert L-2453 Luxembourg Grand Duchy of Luxembourg Email: john@sutherland.lu

11.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
12.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
13.	Company

Aurelia Netherlands Topco B.V.

Attn: Directors
Amstelveenseweg 760
1081JK Amsterdam

the Netherlands

Email: assant@blackstone.com,
alexander.walsh@blackstone.com,
jelle.vandulken@alterdomus.com,
therese.wijnen@alterdomus.com

14.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
15.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com

16.	BidCo	Aurelia Bidco Norway AS Attn: Directors c/o Wikborg Rein Advokatfirma AS Dronning Mauds gate 11 0250 Oslo Norway Email: assant@blackstone.com, alexander.walsh@blackstone.com
17.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
18.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
19.	and with a copy to:	Wikborg Rein Advokatfirma AS Attn: Dag Erik Rasmussen Dronning Mauds gate 11 P.O. Box 1513 Vika 0117-Oslo Norway Email: der@wr.no
20.	BidCo 1	Aurelia Bidco 1 Norway AS Attn: Directors c/o Wikborg Rein Advokatfirma AS Dronning Mauds gate 11 0250 Oslo Norway Email: assant@blackstone.com, alexander.walsh@blackstone.com

21.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
22.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com

Annex C – Definitions

1.	Definitions. In this Agreement, the following words and expressions shall have the following meaning:

Acceptance Threshold shall mean the minimum acceptance threshold of the Offer which is an Offer Condition (entitled “Minimum Acceptance”) pursuant to Appendix 1, paragraph entitled “conditions for the completion of the Offer”, sub-paragraph (i) “Minimum Acceptance” of the Transaction Agreement;

Acquisition Financing has the meaning given in the Erik Bid Conduct Agreement;

Affiliate means, in relation to any person (the relevant person):

(a)	any person Controlled by the relevant person (whether directly or indirectly);
(b)	any person Controlling (directly or indirectly) the relevant person;
(c)	any person Controlled (whether directly or indirectly) by any person Controlling the relevant person,

but in respect of

(i)	any party and/or its other Affiliates, shall exclude the members of the Group; and
(ii)	any of the Sponsors and/or its other Affiliates, shall exclude any affiliated funds which are not invested in the relevant party from time to time and any portfolio company of such funds and/or of the funds invested in the relevant person;

Agreement means this transaction completion agreement;

BidCo has the meaning given in the parties section;

BidCo 1 has the meaning given in the parties section;

BidCo Group has the meaning given in Recital (B);

Bid Conduct Agreements shall mean (i) the bid conduct agreement entered into concurrently with this Agreement, by and among each Sponsor, the Equity Investor, the Company, BidCo and BidCo 1 (ii) the bid conduct agreement entered into concurrently with this Agreement, by and among Sven, the Equity Investor, the Company, BidCo and BidCo 1 and (iii) the Erik Bid Conduct Agreement, each of which sets out, among other things, certain rights and commitments of the respective relevant parties vis-à-vis BidCo Group;

Bjoern has the meaning given in the parties section;

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales, the Netherlands, Norway, Luxembourg and the United States on which banks generally are open in London, Amsterdam, Oslo, Luxembourg and New York City for general commercial business;

CFC means a “controlled foreign corporation” within the meaning of Section 957(a) of the Code;

Code has the meaning given in Clause 12;

Company has the meaning given in the parties section;

Completion means the completion of the Offer;

Confidential Information has the meaning given in Clause  13.1;

Confidentiality Agreement has the meaning given in Clause  13.3(f);

Control means, in relation to any person, being:

(a)	entitled to exercise, or control the exercise of (directly or indirectly) more than 50 per cent. of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) in respect of all or substantially all matters falling to be decided by resolution or meeting of such persons; or
(b)	entitled (including by virtue of the provisions contained in the constitutional documents of the controlled person or pursuant to applicable governance rights or delegated authority in respect of such controlled person) to appoint or remove or control the appointment or removal of:
(i)	directors on the controlled person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than 50 per cent. of the voting power at meetings of that board or governing body in respect of all or substantially all matters; and/or
(ii)	any managing member of such controlled person;
(iii)	in the case of a limited partnership, its general partner;
(c)	entitled to exercise a dominant influence over the controlled person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents or, in the case of a trust, trust deed pursuant to applicable governance rights or delegated authority in respect of such controlled person or pursuant to an agreement with other shareholders, partners, members or beneficiaries of the controlled person, and Controller, Controlled, and Controlling, shall be construed accordingly;

Debt Push Down Measures has the meaning given in the Erik Bid Conduct Agreement;

Delisting has the meaning given in Clause 2(b);

Equity Completion has the meaning given in the Erik Bid Conduct Agreement;

Equity Investor has the meaning given in the parties section;

Erik has the meaning given in the parties section;

Erik Account shall mean a bank account of the relevant party to be notified to the other parties in accordance with this Agreement;

Erik Bid Conduct Agreement has the meaning given in Recital (D);

Erik BV shall have the meaning given in Recital (E);

Erik Cash Purchase Price has the meaning given in Clause 5.1;

Erik Class A Target Shares has the meaning given in Recital (E);

Erik Class B Target Shares has the meaning given in Recital (E);

Erik GmbH shall have the meaning given in Recital (E);

Erik Rollover Shares has the meaning given in Clause 4.1;

Erik Rollover Target Shares has the meaning given in Clause 4.1;

Erik Sale Target Shares has the meaning given in Clause 5.1;

Erik Target Shares has the meaning given in Recital (E);

Governmental Authority means:

(a)	the government of any jurisdiction (or any political or administrative subdivision thereof), whether provincial, state or local, and any department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby;
(b)	any public international organisation or supranational body (including the European Union) and its institutions, departments, agencies and instrumentalities; and
(c)	any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, Tax or other governmental or quasi-governmental authority;

Group shall mean the Target and its direct and indirect subsidiaries;

Law means any applicable statute, law, rule, regulation, guideline, ordinance, code, policy or rule of common law issued, administered or enforced by any Governmental Authority, or any judicial or administrative interpretation thereof including the rules of any stock exchange;

Mandatory Offer has the meaning given in Clause 2(b);

MidCo 2 has the meaning given in Recital (B);

Offer has the meaning given in Recital (C);

Offer Conditions has the meaning given in the Erik Bid Conduct Agreement;

Offer Price has the meaning given in the Erik Bid Conduct Agreement;

Offer Process has the meaning given in the Erik Bid Conduct Agreement;

Ordinary Shares shall mean ordinary shares in the Company with a nominal value of EUR 1.00 each;

OSE means the Oslo Stock Exchange (Oslo Børs);

Other Transaction Completion Agreements means the transaction completion agreements between (i) the Equity Investor and Sven, among other parties, and between (ii) the Equity Investor and Peter I, among other parties, in each case entered into concurrently with this Agreement;

parties means the parties to this Agreement from time to time;

Peter I means Astinlux Finco S.à r.l. incorporated under the laws of the Grand Duchy of Luxembourg (registered number B257369), whose registered office is at 488, route de Longwy, L-1940 Luxembourg, Grand Duchy of Luxembourg;

Regulatory Clearances shall mean the regulatory approvals in relation to which filings shall be made in the context of the Offer as set forth in Appendix 4 of the Transaction Agreement;

Representative means, in relation to a party, any Affiliate of that party and any director, officer, employee, agent, consultant, adviser or representative of that party or any of its Affiliates including in respect of each Sponsor the funds indirectly invested in such Sponsor, such funds’ managers, trustees, custodians, nominees, general partners, investment advisers, investment committees and their Affiliates and their and their Affiliates’ directors, officers, employees, agents, consultants, advisers and representative, in each case from time to time;

SHA has the meaning given in Clause 7.1;

SHA Parties shall mean the persons set out in the parties section of the agreed form shareholders agreement attached to the Erik Bid Conduct Agreement as Annex B;

Signing Exchange Rate means the following exchange rates, as applicable,

(a)	a EUR/NOK exchange rate of: 11.7398294117647; or
(b)	a EUR/USD exchange rate of: 1.09277058823529.

Sponsor has the meaning given in the Erik Bid Conduct Agreement;

Sponsor SHA means the shareholders agreement in relation to the Equity Investor entered into by, among others, all Sponsors;

Squeeze-Out has the meaning given in Clause 2(b);

Sub-90% Completion Scenario has the meaning given in the Erik Bid Conduct Agreement;

Sub-90% Mitigation Measures has the meaning given in the Erik Bid Conduct Agreement;

Surviving Provisions means Clause 6 (No push down of certain Target shares into BidCo 1) Clause 10 (Payments), Clause  11 (Termination), Clause 13 (Confidentiality), Clause 14 (Announcements), Clause  15 (Notices), Clause 16 (Costs and interest), 17 (Obligations of Erik), Clause  18 (Whole agreement), Clause 19 (Legal Relationship), Clause  20 (Assignment), Clause 21 (Variations), Clause 22 (Invalid terms), Clause  23 (Enforceability, rights and remedies), Clause  24 (Further assurances), Clause 26 (Governing law) and Clause 27 (Dispute Resolution);

Sven means Schibsted ASA;

Target means Adevinta ASA;

Tax includes (a) taxes on gross or net income, profits and gains, and (b) all other taxes, levies, duties, imposts, charges and withholdings of any nature, including any excise, property, value added, sales, stamp, transfer, franchise or payroll taxes (including national insurance or social security contributions), the clawback or other recovery of any credit or other amount previously paid by a Tax authority, and any payment which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person];

Term Sheet means the Project Aurelia non-binding term sheet dated 24 August 2023;

Transaction means the Offer and subsequent Mandatory Offer (if any), Squeeze Out, Delisting and any related and incidental actions and measures including those provided for in this Agreement;

Transaction Agreement shall have the meaning given in the Erik Bid Conduct Agreement;

Transaction Documents means this Agreement, the Other Transaction Completion Agreements, the Bid Conduct Agreements, the SHA, the Sponsor SHA, the Transaction Agreement and any other agreement contemplated to be entered into by any party pursuant to any such agreement; and

Unconditional means all Offer Conditions having become satisfied, or having been waived on the terms of the Bid Conduct Agreements and the Transaction Agreement such that BidCo is required to complete the Offer, except for the fact that certain Offer Conditions shall remain satisfied until Completion.

2.	Interpretation. In this Agreement, unless the context otherwise requires:
(a)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;
(b)	references to an English legal term or concept will, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;
(c)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (in any case, whether or not it has separate legal personality);
(d)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and
(e)	if there is any inconsistency between any definition set out in this Schedule and a definition set out in any Clause or any other Schedule, then, for the purposes of construing that Clause or Schedule, the definition set out in that Clause or Schedule shall prevail.
3.	References to this Agreement include the recitals and any Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

Signature

eBay Inc. Date: November 21, 2023 by:
/s/ Jamie Iannone Name: Jamie Iannone Title: President and Chief Executive Officer
eBay International Holding GmbH Date: November 21, 2023 by:
/s/ Kenneth Ebanks Name: Kenneth Ebanks Title: President and Managing Officer
eBay International Management B.V. Date: November 21, 2023 by:
/s/ Kenneth Ebanks Name: Kenneth Ebanks Title: Director A	/s/ Mark Solomons Name: Mark Solomons Title: Director B

BCP Aurelia Luxco S.à r.l. Date: November 21, 2023 by:
/s/ John Sutherland Name: John Sutherland Title: Manager

Aurelia UK Feederco Limited Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Director	/s/ Alexander Walsh Name: Alexander Walsh Title: Director

Aurelia Netherlands Topco B.V. Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Director

Aurelia Bidco Norway AS Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Chairman of the Board	/s/ Alexander Walsh Name: Alexander Walsh Title: Board member

Aurelia Bidco 1 Norway AS Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Chairman of the Board	/s/ Alexander Walsh Name: Alexander Walsh Title: Board member